File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	24 July 2007
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Petter Tiger Corporate Communications
No of pages (inclusive)	2

RECEIVED
2007 AUG -8 A 1:24
CORPORATE FINANCE

07025638

SCA

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's press release, **Final decision in ten-year valuation dispute**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Petter Tiger

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Encl.

PRESS RELEASE

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Corporate Communications
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46 8 788 51 00 www.sca.com

SCA

Stockholm, 24 July 2007

Final decision in ten-year valuation dispute

As stated in the annual report for 2006 (Note 30 Contingent liabilities, page 84) over the past ten years there has been a dispute between the minority shareholders and SCA concerning the valuation of PWA at the time when the so-called control agreement was established in 1997. In October 2004 the court of first instance set the value at EUR 188.67 per share and the annual dividend at EUR 17.32 per share. The minority shareholders and SCA appealed this decision. On 23 July 2007 the final court of appeal (Oberlandesgerichts München) issued a final decision on this issue whereby the value was set at EUR 231.60 per share and the annual dividend at EUR 16.20 per share. The effect of this court decision is that SCA must pay an additional purchase price of EUR 39 million (excluding interest, estimated at approximately EUR 17 million) for the shares acquired previously as well as an additional dividend of EUR 11 million (excluding interest). The remaining minority shareholders (3.4% of the shares in the company) are entitled during a two-month period after the decision to require SCA to redeem their shares for the value specified in the court decision, which for all outstanding shares corresponds to a purchase price of EUR 56 million.

SCA's acquisition of the majority shareholding in 1995 was effected at a price corresponding to an EBITDA multiple of 4.5. The additional purchase price that now applies comprises 3.8% of SCA's total acquisition price for the shares. The additional purchase price, including interest, will be capitalized in the accounts as an acquisition cost. The additional dividend, including interest, will be reported as a dividend.

For further information please contact

Bodil Eriksson, SVP Communications and Investor Relations, +46 8 788 52 34

Pår Altan, VP Media Relations, +46 8 788 52 37

END

Note
SCA discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 9.15 CET, on 24 July 2007.